UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: April 27, 2018

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “Appointment and Resignation of Directors and Change of Composition of Board Committee”
99.2	Announcement entitled “List of Directors and their Role and Function”
99.3	Press Release entitled “CNOOC Limited Announces Changes in Directors”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

APPOINTMENT AND RESIGNATION OF DIRECTORS AND

CHANGE OF COMPOSITION OF BOARD COMMITTEE

The Board is pleased to announce that Mr. Wang Dongjin has been appointed as a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 27 April 2018.

The Board also announces that Mr. Wu Guangqi has resigned as a Non-executive Director and a member of the Remuneration Committee of the Company on 27 April 2018.

In light of the above changes pertaining to the composition of the Board and with reference to the Company’s circular dated 12 April 2018, the Board would like to notify the Shareholders that a supplemental circular in relation to the re-election of Directors as identified hereinabove will be despatched in due course and in accordance with the Listing Rules.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The board of directors of CNOOC Limited (the “Company”) (the “Board”) is pleased to announce that Mr. Wang Dongjin (“Mr. Wang”) has been appointed as a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 27 April 2018.

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of Aktobe Munai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina

Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of China National Offshore Oil Corporation. Mr. Wang was appointed as a Non-executive Director of the Company with effect from 27 April 2018.

The Company and Mr. Wang have entered into a service agreement on 27 April 2018. Under the service agreement between the Company and Mr. Wang, the Company does not pay him any director’s fee. The Remuneration Committee of the Company will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company, and is expected to be subject to re-election at the forthcoming Annual General Meeting of the Company.

As at the date of this announcement and save as disclosed above, Mr. Wang has not held any other directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, Mr. Wang does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board also announces that Mr. Wu Guangqi (“Mr. Wu”) has resigned as a Non-executive Director and a member of the Remuneration Committee of the Company with effect on 27 April 2018 due to retirement.

Mr. Wu confirmed that he has no disagreement with the Board and are not aware of any matters relating to his retirement that need to be brought to the attention to the shareholders of the Company and The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to welcome Mr. Wang on his appointment and to express its appreciation and gratitude to Mr. Wu for his contributions and services to the Company.

In light of the above changes pertaining to the composition of the Board and with reference to the Company’s circular dated 12 April 2018, the Board would like to notify the Shareholders that a supplemental circular in relation to the re-election of Directors as identified hereinabove will be despatched in due course and in accordance with the Listing Rules.

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 27 April 2018

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wang Dongjin	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of CNOOC Limited and their respective role and function in the Board and the Board committees are set out below:

	Audit Committee	Nomination Committee	Remuneration Committee
Executive Directors
Yuan Guangyu (CEO)	-	-	-
Xu Keqiang (President)	-	-	-
Non-executive Directors
Yang Hua (Chairman)	-	C	-
Liu Jian (Vice Chairman)	-	-	-
Wang Dongjin	-	-	M
Independent Non-executive Directors
Chiu Sung Hong	M	-	C
Lawrence J. Lau	M	M	-
Tse Hau Yin, Aloysius	C	-	M
Kevin G. Lynch	-	M	-

Notes:

C	Chairman of Board committee
M	Member of Board committee

1

By Order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Hong Kong, 27 April 2018

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wang Dongjin

2

Exhibit 99.3

中国海洋石油有限公司

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC Limited Announces Changes in Directors

(Hong Kong, April 27, 2018) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced changes in directors of the Company. Mr. Wang Dongjin has been appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. Mr. Wu Guangqi has resigned as a Non-executive Director and a member of the Remuneration Committee of the Company due to retirement. The aforementioned changes take effect from 27 April 2018.

Mr. Wu has served on the Company’s Board of Directors for nearly 13 years, as an Executive Director and Non-executive Director successively. The Board of Directors would like to express their appreciation and gratitude to Mr. Wu Guangqi for his outstanding contributions to the Company during his term as a director.

Mr. Yang Hua, Chairman of the Company said, "On behalf of the Board of Directors, I extend a warm welcome to Mr. Wang Dongjin on his appointment as Non-executive Director. Mr. Wang has significant experience in the oil and gas industry. The Board will work closely together to promote the Company’s sustainable development and create greater value for our shareholders."

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of Aktobe Munai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation

(“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of China National Offshore Oil Corporation. Mr. Wang was appointed as a Non-executive Director of the Company with effect from 27 April 2018.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894-6263

Fax: +852-2576-1990

E-mail: cnooc@hkstrategies.com